SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 17)*

Books-A-Million, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

098570-10-4

(CUSIP Number)

Abroms & Associates, P.C.

201 S. Court Street, Suite 610

Florence, Alabama 35630

(256) 767-0740

Attention: Martin R. Abroms

Copy to:

Munger, Tolles & Olson LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 683-9100

Attention: Mary Ann Todd

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ANDERSON BAMM HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,513,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,513,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HILDA B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON JOEL R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,614,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,614,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,422
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 580,422
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON TERRENCE C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 719,114
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 699,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CLYDE B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,299,425
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,980,121
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 684,335
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 684,335
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAYLEY ANDERSON MILAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ASHLEY RUTH ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE ASHLEY ANDERSON TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON LAUREN A. ANDERSON IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TENNESSEE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON OLIVIA BARBOUR ANDERSON 1995 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CHARLES C. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE JOEL R. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CLYDE AND SUMMER ANDERSON FOUNDATION (formerly The Clyde B. Anderson Family Foundation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON KAYRITA M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,611
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,879,940 (See Item 2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 17 (this “Amendment”) amends and supplements the Schedule 13D/A filed on January 29, 2015 (as previously amended, this “Schedule 13D”) by the Reporting Persons (who are listed below as signatories to this Amendment) with respect to the Common Stock, par value $0.01 (the “Shares”), of Books-A-Million, Inc., a Delaware corporation, 402 Industrial Lane, Birmingham, Alabama 35211 (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the original Schedule 13D and prior amendments hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:

It is anticipated that the funding required for the transaction contemplated by the Merger Agreement (as defined below) and as further described in Item 4 below (the “Transaction”) will be approximately $21 million. The Transaction is expected to be financed through borrowings drawn under the Issuer’s existing credit facility.

In addition, the Reporting Persons entered into a Rollover Letter, dated July 13, 2015 (the “Rollover Letter”), among the Reporting Persons and Family Acquisition Holdings, Inc., a Delaware Corporation (“Parent”). Pursuant to the Rollover Letter, the Reporting Persons will, subject to the terms and conditions contained therein and immediately prior to the effective time of the Merger (as defined below), contribute approximately 8,879,940 Shares, consisting of all of the Shares owned by Reporting Persons (the “Rollover Shares”) to Parent in exchange for equity interests in Parent. The Rollover Letter is filed as Exhibit 19 hereto and is incorporated by reference into this Item 3. The foregoing description of the Rollover Letter does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

In addition, certain members of the management of the Issuer may enter into agreements substantially similar to the Rollover Letter whereby they will contribute Shares and restricted stock awards to Parent in exchange for equity interests in Parent.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

On July 13, 2015, Parent, Family Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). At the effective time of the Merger (as defined below), each issued and outstanding share of the Issuer (other than shares owned by the Issuer, Parent and Sub (which will include at the effective time all the shares held by the Reporting Persons) and those holders who have properly exercised dissenters’ rights under Delaware law) will be converted into the right to receive $3.25 per share, in cash, without interest, and Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

The closing of the Merger (the “Closing”) is subject to a non-waivable majority of the minority vote condition and is also subject to other conditions, including, among others, (i) the drawdown of funds from the Issuer’s existing credit facility in an amount sufficient to fund the Transaction and delivery of a customary solvency opinion and (ii) the total number of Shares held by persons exercising dissenters’ rights not exceeding 10% of the issued and outstanding Shares of the Issuer.

No assurances can be given that the Merger will be consummated.

If the Merger is consummated, the Reporting Persons expect that the Issuer’s management team would remain in place and that its Board of Directors would consist of certain members of the Anderson family and outside directors, in each case to be determined.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 20 hereto and is incorporated by reference into this Item 4.

In connection with the execution of the Merger Agreement, the Reporting Persons entered into the Rollover Letter described in Item 3 above. The Rollover Letter is filed as Exhibit 19 hereto and incorporated by reference into this Item 4. The description of the Rollover Letter does not purport to be complete, and is qualified in its entirety by reference thereto.

Also in connection with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated July 13, 2015, among Parent, the persons listed on the signature pages thereto (the “Purchaser Group Members”) and the Issuer, pursuant to which the Purchaser Group Members agreed, subject to the terms and conditions therein, to vote the Shares over which they have voting power (representing in the aggregate 57.6% of the Company’s total outstanding voting power as of July 13, 2015), in favor of the adoption of the Merger Agreement. The Voting Agreement is filed as Exhibit 21 hereto and is incorporated by reference into this Item 4. The foregoing description of the Voting Agreement does not purport to be complete, and is qualified in its entirety by reference thereto.

The purpose of the Transaction is to acquire all of the outstanding Shares of the Issuer. If the Transaction is consummated, the Shares of the Issuer will be delisted from the NASDAQ Global Select Market and will cease to be registered under the Securities Act of 1933 and the Issuer will be wholly owned by Parent.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The Reporting Persons may be deemed to beneficially own an aggregate of 8,879,940 Shares, which Shares represent approximately 57.6% of the 15,409,112 Shares which the Issuer has informed the Reporting Persons were outstanding as of July 4, 2015. However, no Reporting Person has the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
Anderson BAMM Holdings, LLC(1)	8,879,940	57.6%	1,513,302		0	1,513,302		0
Charles C. Anderson	8,879,940	57.6%	183,000	(2)	0	183,000	(2)	0
Hilda B. Anderson	8,879,940	57.6%	14,111		0	14,111		0
Joel R. Anderson	8,879,940	57.6%	1,614,874	(3)	0	1,614,874	(3)	0
Charles C. Anderson, Jr.	8,879,940	57.6%	580,422		0	580,422		0
Charles C. Anderson, III	8,879,940	57.6%	23,794		0	23,794		0
Terrence C. Anderson	8,879,940	57.6%	719,114	(4)	0	699,210	(4)	0
Clyde B. Anderson	8,879,940	57.6%	3,299,425	(5)	0	2,980,121	(5)	0
Harold M. Anderson	8,879,940	57.6%	684,335		0	684,335		0
Hayley Anderson Milam	8,879,940	57.6%	25,380		0	25,380		0
Ashley Ruth Anderson(6)	8,879,940	57.6%	0		84,000	0		84,000
The Ashley Anderson Trust(6)	8,879,940	57.6%	84,000		0	84,000		0
Lauren A. Anderson Irrevocable Trust	8,879,940	57.6%	25,380		0	25,380		0
Olivia Barbour Anderson 1995 Trust	8,879,940	57.6%	1,200		0	1,200		0
Alexandra Ruth Anderson Irrevocable Trust	8,879,940	57.6%	1,200		0	1,200		0
First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III	8,879,940	57.6%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson	8,879,940	57.6%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson	8,879,940	57.6%	11,224		0	11,224		0
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson	8,879,940	57.6%	11,224		0	11,224		0
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson	8,879,940	57.6%	11,224		0	11,224		0
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson	8,879,940	57.6%	11,224		0	11,224		0
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson	8,879,940	57.6%	11,224		0	11,224		0
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson	8,879,940	57.6%	11,224		0	11,224		0
The Charles C. Anderson Family Foundation(7)	8,879,940	57.6%	83,000		0	83,000		0
The Joel R. Anderson Family Foundation(8)	8,879,940	57.6%	83,000		0	83,000		0
The Clyde and Summer Anderson Foundation(9)	8,879,940	57.6%	46,000		0	46,000		0
Kayrita M. Anderson	8,879,940	57.6%	20,611		0	20,611		0

(1)	Anderson BAMM Holdings, LLC issued membership interests to certain of the Reporting Persons in exchange for Shares of Common Stock of the Issuer held by such persons, as specified in the ABH LLC Agreement, which was previously filed as Exhibit 2 to this Schedule 13D, as amended by the First Amendment, which was previously filed as Exhibit 4 to this Schedule 13D, the Second Amendment, which was previously filed as Exhibit 5 to this Schedule 13D and which was re-filed with Amendment No. 9 to this Schedule 13D to correct an inadvertent error on Exhibit A thereto, the Third Amendment, which was previously filed as Exhibit 12 to this Schedule 13D, the Fourth Amendment, which was previously filed as Exhibit 15 to this Schedule 13D, and the Fifth Amendment, which was previously filed as Exhibit 17 to this Schedule 13D. See Item 6 of this Schedule 13D.
(2)	Includes 83,000 Shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(3)	Includes 83,000 Shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(4)	Mr. Anderson owns 19,904 Shares of restricted stock, all of which will vest after September 13, 2015. Mr. Anderson has the power to vote all of the restricted Shares. Consequently, the number of Shares set forth under Sole Voting Power includes all 19,904 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of July 13, 2015.
(5)	The Shares set forth under Sole Voting Power and Sole Dispositive Power include 46,000 Shares held by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares. The Shares set forth under Sole Voting Power and Sole Dispositive Power also include 26,380 Shares held by Clyde B. Anderson in the Books-A-Million, Inc. 401(k) Profit Sharing Plan. Further, Mr. Anderson owns 319,304 Shares of restricted stock, all of which will vest after September 13, 2015. Mr. Anderson has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes all 319,304 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of July 13, 2015.
(6)	The Shares over which Ashley Ruth Anderson has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.
(7)	These Shares are owned of record by The Charles C. Anderson Family Foundation. Charles C. Anderson has sole voting and dispositive power over these Shares.
(8)	These Shares are owned of record by The Joel R. Anderson Family Foundation. Joel R. Anderson has sole voting and dispositive power over these Shares.

(9)	These Shares are owned of record by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson has sole voting and dispositive power over these Shares.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following after the final paragraph thereof:

The descriptions of the Rollover Letter, the Merger Agreement and the Voting Agreement in Item 3 and Item 4 above are incorporated herein by reference.

Certain of the Reporting Persons, consisting of Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson, and Harold M. Anderson, are also parties to the Anderson Family Shareholder Agreement, dated as of January 1, 2005 (the “Family Shareholder Agreement”), which by its terms would become effective upon the Closing and also be binding upon the other Reporting Persons. The Family Shareholder Agreement provides, among other things, for restrictions on transferability, ownership requirements, and certain put and call rights. The Reporting Persons anticipate replacing the Family Shareholder Agreement before the Closing with a new shareholder agreement to which each Reporting Person would be a party, although the terms of any such new agreement have not been determined. The Family Shareholder Agreement is filed as Exhibit 22 hereto and incorporated by reference into this Item 6. The description of the Family Shareholder Agreement does not purport to be complete, and is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Group Administration Agreement, dated as of April 9, 2007, by and among the then-current Reporting Persons, containing the appointment of the Group Administrator as attorney-in-fact.(*)

2	Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D (other than Kayrita M. Anderson, Ashley Ruth Anderson/The Ashley Anderson Trust, the Family Foundation Reporting Persons and the GRAT Reporting Persons).(*)

3	Joinder to Group Administration Agreement, dated as of September 2, 2008, by and among the Group Administrator and the then-current Reporting Persons.(**)

4	First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 19, 2010, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(***)

5	Second Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 13, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(****)

6	[Reserved]

7	[Reserved]

8	[Reserved]

9	Proposal Letter, dated April 28, 2012, to the Board of Directors of the Issuer.(*****)

10	Press Release, dated April 30, 2012.(*****)

11	[Reserved]

12	Third Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of July 16, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC. (******)

13	Withdrawal Letter, dated July 17, 2012, to the Board of Directors of the Issuer. (******)

14	Joinder to Group Administration Agreement, dated as of April 10, 2014, by and between the Group Administrator and the Lauren A. Anderson Irrevocable Trust.(*******)

15	Fourth Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 10, 2014, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(*******)

16	Amendment to Group Administration Agreement, dated as of October 15, 2014, by the Group Administrator.(********)

17	Fifth Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of October 15, 2014, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC. (********)

18	Proposal Letter, dated January 29, 2015, to the Board of Directors of the Issuer. (*********)

19	Rollover Letter, dated July 13, 2015, between Parent and the Reporting Persons.

20	Agreement and Plan of Merger, dated July 13, 2015, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated July 13, 2015).

21	Voting Agreement, dated July 13, 2015, between Parent, the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated July 13, 2015).

22	Anderson Family Shareholder Agreement, dated January 1, 2005, by and among Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson, and Harold M. Anderson.

(*)	Exhibits No. 1 and No. 2 were filed on April 9, 2007.

(**)	Exhibit No. 3 was filed on September 5, 2008.

(***)	Exhibit No. 4 was filed on March 23, 2010.

(****)	Exhibits No. 5 was originally filed on March 19, 2012. Exhibit 5, as corrected, was re-filed on May 3, 2012.

(*****)	Exhibits No. 9 and No. 10 were filed on April 30, 2012.

(******)	Exhibits 12 and 13 were filed on July 20, 2012.

(*******)	Exhibits 14 and 15 were filed on May 22, 2014.

(********)	Exhibits 16 and 17 were filed on October 23, 2014.

(*********)	Exhibit 18 was filed on January 29, 2015.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2015

ANDERSON BAMM HOLDINGS, LLC

By:
*
Name: Charles C. Anderson
Title: Director

*
Charles C. Anderson

*
Hilda B. Anderson

*
Joel R. Anderson

*
Charles C. Anderson, Jr.

*
Charles C. Anderson, III

*
Terrence C. Anderson

*
Clyde B. Anderson

*
Harold M. Anderson

*
Hayley Anderson Milam

*
Ashley Ruth Anderson

*
Kayrita M. Anderson
THE ASHLEY ANDERSON TRUST

By: *
Name: Cumberland Trust Investment Company
Title: Trustee

LAUREN A. ANDERSON IRREVOCABLE TRUST

By: *
Name: Martin R. Abroms
Title: Trustee

OLIVIA BARBOUR ANDERSON 1995 TRUST

By: *
Name: Terrence C. Anderson
Title: Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

By: *
Name: Charles C. Anderson
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III

By: *
Name: SunTrust Delaware Trust Company
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON

By: *
Name: SunTrust Delaware Trust Company
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON

By: *
Name: SunTrust Delaware Trust Company
Title: Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON

By: *
Name: SunTrust Delaware Trust Company
Title: Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON

By: *
Name: SunTrust Delaware Trust Company
Title: Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON

By: *
Name: SunTrust Delaware Trust Company
Title: Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON

By: *
Name: SunTrust Delaware Trust Company
Title: Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON

By: *
Name: SunTrust Delaware Trust Company
Title: Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By: *
Name: Charles C. Anderson
Title: Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By: *
Name: Joel R. Anderson
Title: Chairman

THE CLYDE AND SUMMER ANDERSON FOUNDATION

By:	*
Name: Clyde B. Anderson
Title: Chairman

As attorney-in-fact*
ABROMS & ASSOCIATES, P.C.

By:	/s/ Martin R. Abroms
Name: Martin R. Abroms
Title: President

INDEX TO EXHIBITS

Exhibit No.	Description

19	Rollover Letter, dated July 13, 2015, between Parent and the Reporting Persons.

20	Agreement and Plan of Merger, dated July 13, 2015, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated July 13, 2015).

21	Voting Agreement, dated July 13, 2015, between Parent, the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated July 13, 2015).

22	Anderson Family Shareholder Agreement, dated January 1, 2005, by and among Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson, and Harold M. Anderson.